UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

eFFECTOR Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

28202V108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28202V108
1.	Names of Reporting Persons Altitude Life Science Ventures Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,413,175 shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,413,175 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,413,175 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Altitude Life Science Ventures Fund II, L.P. (“Altitude II”), Altitude Life Science Ventures Side Fund II, L.P. (“Altitude II SF”), Altitude Life Science Ventures II, LLC (“Altitude GP”) and David Maki (“Maki” and, with Altitude II, Altitude II SF and Altitude GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are directly held by Altitude II. Altitude II GP serves as sole general partner of Altitude II and Maki is the managing member of Altitude II GP. Each of Altitude II GP and Maki shares voting and dispositive power over the shares held by Altitude II. The foregoing amount does not include 178,703 shares of Common Stock potentially issuable to Altitude II upon the satisfaction of certain earn-out conditions.

(3)	This percentage is calculated based upon 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023.

CUSIP No. 28202V108
1.	Names of Reporting Persons Altitude Life Science Ventures Side Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,413,175 shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,413,175 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,413,175 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are directly held by Altitude II SF. Altitude II GP serves as sole general partner of Altitude II SF and Maki is the managing member of Altitude II GP. Each of Altitude II GP and Maki shares voting and dispositive power over the shares held by Altitude II SF. The foregoing amount does not include 178,703 shares of Common Stock potentially issuable to Altitude II SF upon the satisfaction of certain earn-out conditions.

(3)	This percentage is calculated based upon 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 28202V108
1.	Names of Reporting Persons Altitude Life Science Ventures II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,826,350 shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,826,350 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,826,350 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,413,175 shares of Common Stock that are directly held by Altitude II and 1,413,175 shares of Common Stock that are directly held by Altitude II SF. Altitude II GP serves as sole general partner of Altitude II and Altitude II SF, and Maki is the managing member of Altitude II GP. Each of Altitude II GP and Maki shares voting and dispositive power over the shares held by Altitude II and Altitude II SF. The foregoing amount does not include 178,703 shares of Common Stock potentially issuable to Altitude II and 178,703 shares of Common Stock potentially issuable to Altitude II SF upon the satisfaction of certain earn-out conditions.

(3)	This percentage is calculated based upon 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 28202V108
1.	Names of Reporting Persons David Maki
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,826,350 shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,826,350 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,826,350 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 1,413,175 shares of Common Stock that are directly held by Altitude II and 1,413,175 shares of Common Stock that are directly held by Altitude II SF. Altitude II GP serves as sole general partner of Altitude II and Altitude II SF, and Maki is the managing member of Altitude II GP. Each of Altitude II GP and Maki shares voting and dispositive power over the shares held by Altitude II and Altitude II SF. The foregoing amount does not include 178,703 shares of Common Stock potentially issuable to Altitude II and 178,703 shares of Common Stock potentially issuable to Altitude II SF upon the satisfaction of certain earn-out conditions.

(3)	This percentage is calculated based upon 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

Item 1.
(a)	Name of Issuer eFFECTOR Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 142 North Cedros Avenue, Suite B Solana Beach, CA 92075

Item 2.
(a)

Name of Person Filing

Altitude Life Science Ventures Fund II, L.P. (“Altitude II”)

Altitude Life Science Ventures Side Fund II, L.P. (“Altitude II SF”)

Altitude Life Science Ventures II, LLC (“Altitude GP”)

David Maki (“Maki”)

(b)	Address of Principal Business Office or, if none, Residence 1014 Market Street, Suite 200, Kirkland, WA 98074
(c)	Citizenship Entities: Altitude II - Delaware Altitude II SF - Delaware Altitude II GP - Delaware Individuals: Maki - United States
(d)	Title of Class of Securities Common stock, $0.0001 par value per share (“Common Stock”)
(e)	CUSIP Number 28202V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Altitude II (1)	1,413,175	0	1,413,175	0	1,413,175	1,413,175	2.2%
Altitude II SF (2)	1,413,175	0	1,413,175	0	1,413,175	1,413,175	2.2%
Altitude II GP (1) (2)	0	0	2,826,350	0	2,826,350	2,826,350	4.4%
Maki (1) (2)	0	0	2,826,350	0	2,826,350	2,826,350	4.4%

(1)	Includes 1,413,175 shares of Common Stock that are directly held by Altitude II. Altitude II GP serves as sole general partner of Altitude II and Maki is the managing member of Altitude II GP. Each of Altitude II GP and Maki shares voting and dispositive power over the shares held by Altitude II. The foregoing amount does not include 178,703 shares of Common Stock potentially issuable to Altitude II upon the satisfaction of certain earn-out conditions.

(2)	Includes 1,413,175 shares of Common Stock that are directly held by Altitude II SF. Altitude II GP serves as sole general partner of Altitude II SF and Maki is the managing member of Altitude II GP. Each of Altitude II GP and Maki shares voting and dispositive power over the shares held by Altitude II SF. The foregoing amount does not include 178,703 shares of Common Stock potentially issuable to Altitude II SF upon the satisfaction of certain earn-out conditions.

(3)	This percentage is calculated based upon 64,622,519 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2024

Altitude Life Science Ventures Fund II, L.P.

By:	Altitude Life Science Ventures II, LLC
its	General Partner

By:	/s/ David Maki
Name: David Maki
Title: Managing Member

Altitude Life Science Ventures Side Fund II, L.P.

By:	Altitude Life Science Ventures II, LLC
its	General Partner

By:	/s/ David Maki
Name: David Maki
Title: Managing Member

Altitude Life Science Ventures II, LLC

By:	/s/ David Maki
Name: David Maki
Title: Managing Member

/s/ David Maki
David Maki

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of eFFECTOR Therapeutics, Inc. is filed on behalf of each of us.

Dated: February 5, 2024

Altitude Life Science Ventures Fund II, L.P.

By:	Altitude Life Science Ventures II, LLC
its	General Partner

By:	/s/ David Maki
Name: David Maki
Title: Managing Member

Altitude Life Science Ventures Side Fund II, L.P.

By:	Altitude Life Science Ventures II, LLC
its	General Partner

By:	/s/ David Maki
Name: David Maki
Title: Managing Member

Altitude Life Science Ventures II, LLC

By:	/s/ David Maki
Name: David Maki
Title: Managing Member

/s/ David Maki
David Maki